                                  EXHIBIT 99.8

                 ----------------------------------------------
                       CONVERSION APPRAISAL UPDATE REPORT
                               IN CONJUNCTION WITH
                           SECOND STEP CONVERSION AND
                            SIMULTANEOUS ACQUISITION

                             PROVIDENT BANCORP, INC.

                          PROPOSED HOLDING COMPANY FOR
                                 PROVIDENT BANK
                              MONTEBELLO, NEW YORK


                                  DATED AS OF:
                                NOVEMBER 3, 2003
                 ----------------------------------------------

















                                  PREPARED BY:

                              RP(R) FINANCIAL, LC.
                             1700 NORTH MOORE STREET
                                   SUITE 2210
                            ARLINGTON, VIRGINIA 22209

RP(R) FINANCIAL, LC.
---------------------------------------------
Financial Services Industry Consultants



                                                        November 3, 2003



Board of Directors
Provident Bancorp, MHC
Provident Bancorp, Inc.
Provident Bank
400 Rella Boulevard
Montebello, New York  10901

Members of the Board of Directors:

          At your request, we have completed and hereby provide an updated independent appraisal ("Update") of the estimated pro forma market value of the common stock to be issued by Provident Bancorp, Inc., Montebello, New York (the "Company"), in connection with the mutual-to-stock conversion of Provident Mutual Holding Company (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 55.53% of the common stock of the Company (the "MHC Shares"), the mid-tier holding company for Provident Bank, Montebello, New York (the "Bank"). The remaining 44.47% of the Company's common stock is owned by public stockholders (the "Public Shares"). The Company, organized in January 1999, owns 100% of the outstanding common stock of the Bank.

          This Update is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof.

          Our Original Appraisal report, dated August 29, 2003 (the "Original Appraisal"), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

          This Update has been prepared to reflect: changes in stock market conditions for thrifts since the Original Appraisal through October 24, 2003; and the Company's recent financial developments as of September 30, 2003, including updated financial information for E.N.B. Holding Company, a New York Corporation, and its wholly-owned subsidiary, Ellenville National Bank, Ellenville, New York (collectively referred to as "ENB") (as compared to June 30, 2003 for both in the Original Appraisal). As noted in the Original Appraisal, the valuation would be updated at the close of the Conversion to reflect such factors.


--------------------------------------------------------------------------------
WASHINGTON HEADQUARTERS
Rosslyn Center                                         Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210                      Fax No.: (703) 528-1788
Arlington, VA 22209                                Toll-Free No.: (866) 723-0594
www.rpfinancial.com                                 E-Mail: mail@rpfinancial.com

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 2


Plan of Conversion and Reorganization
-------------------------------------

          On July 1, 2003, the Board of Directors of the MHC, the Company and the Bank adopted both a Plan of Conversion and Reorganization (the "Plan") and an Agreement and Plan of Reorganization (the "Agreement"), pursuant to which the proposed transaction will occur. Pursuant to the Plan, the Company, which owns 100% of the Bank, will be succeeded by a new Delaware corporation with the same name. As part of the conversion, the Company will sell shares of common stock in an offering representing the 55.53% interest in the Company currently owned by the MHC (the "Second-Step Conversion"). The Company will also issue shares of common stock to the public stockholders of the Company pursuant to an exchange ratio that will preserve the ownership ratio of the Public Shares, before taking into account the contribution of newly-issued shares to a newly-formed charitable foundation or the issuance of shares in the simultaneous merger transaction, as described below.

          Concurrent with the Reorganization, the Company will form a charitable foundation called the Provident Bank Charitable Foundation ("Foundation"). The Foundation will be funded by a charitable contribution from the Bank in the amount of $5 million, comprised of 80% conversion stock and 20% cash.

          Pursuant to the July 1, 2003 merger agreement by and between the MHC, the Company, and the Bank with ENB, each of the 15,227 outstanding shares of ENB common stock will be acquired by the Company in a 50% cash and 50% stock transaction valued at approximately $73.5 million. In conjunction with the merger, ENB's wholly-owned bank subsidiary will be merged into the Bank with the Bank being the survivor of the merger. Pursuant to the Agreement, ENB shareholders will elect to receive $4,830 for each share in the form of:

          1)   Cash;

          2)   Shares of Company common stock (issued at $10.00 per share); or

          3)   A combination of cash and shares of Company common stock.

          Accordingly, the Company expects to issue 3,677,320 shares of its common stock to ENB shareholders in the merger with a market value of approximately $36.8 million, and to pay cash consideration of approximately $36.8 million. In the event that the Company sells more than $181.3 million of shares of common stock in the offering (excluding shares issued to the Foundation), then the number of shares to be issued to ENB stockholders will be increased to preserve their ownership ratio in the Company at approximately 10%.


Limiting Factors and Considerations
-----------------------------------

          Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 3


purchase shares of common stock in the Conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

          RP(R) Financial, LC. ("RP Financial") is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.


Discussion of Relevant Considerations
-------------------------------------


     1.   Financial Results
          -----------------

          The Original Appraisal was based on financial data as of June 30, 2003, for Provident and ENB. This Update is based on financial information as of September 30, 2003. The following paragraphs describe the balance sheet changes for Provident on a pre-acquisition basis for the most recent quarter. The pro forma balance sheet impact of the acquisition of ENB (but before incorporating the capital to be raised in the Second-Step Conversion) will be subsequently discussed.

          Growth Trends
          -------------

          Provident's total assets increased by $59.6 million over the three months ended September 30, 2003, which was primarily attributable to an increase in the balance of borrowed funds which were utilized to purchase investments (investments held as available for sale, or "AFS", increased by $48.8 million), reflecting the Company's anticipated efforts to pre-fund a portion of the Second-Step Conversion proceeds. Capital increased as a result of interim earnings, net of dividends paid to public shareholders, although the equity/assets ratio diminished as the rate of asset growth exceeded the equity growth rate.

          Loan Receivable
          ---------------

          Loans receivable increased from $682.6 million, as of June 30, 2003, to $703.2 million, as of September 30, 2003, to equal 59.9 % of assets. Loan growth continues to reflect the Company's expanded commercial lending emphasis. The Bank's lending strategy has continued to emphasize commercial lending, which approximated $252.9 million as of September 30, 2003, or 35.4% of total loans. While 1-4 family lending has been a key component of the lending strategy, the high refinancing activity during the low interest rate environment has resulted in limited portfolio growth.

          Investment and Mortgage-Backed Securities
          -----------------------------------------

          The balance of investments and mortgage-backed securities ("MBS") increased reflecting the Company's efforts to pre-invest a portion of the offering proceeds from the Second-Step Conversion. The increase in investments and MBS was primarily funded through


BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 4

                                              Table 1
                                      Provident Bancorp, Inc.
                                     Historical Balance Sheets
                                   (Amount and Percent of Assets)



                                          As of June 30, 2003         As of September 30, 2003
                                        -----------------------     ----------------------------
                                            Amount        Pct            Amount         Pct
                                            ------        ---            ------         ---
                                            ($000)        (%)            ($000)         (%)
Total Amount of:
  Assets                                $1,114,698    100.00%         $1,174,305     100.00%
  Loans Receivable (net)                   682,555     61.23%            703,184      59.88%
  Cash and Cash Equivalents                 43,473      3.90%             38,568       3.28%
  Investment Securities
    Available for Sale                     251,913     22.60%            300,715      25.61%
    Held-to-Maturity                        82,787      7.43%             73,544       6.26%
  FHLB Stock                                 5,819      0.52%              8,220       0.70%
  Intangible Assets                         14,697      1.32%             14,603       1.24%
  Deposits                                 857,534     76.93%            869,553      74.05%
  Borrowed Funds                           116,732     10.47%            164,757      14.03%
  Stockholder's Equity                     115,737     10.38%            117,857      10.04%
  Tangible Stockholder's Equity            101,040      9.06%            103,254       8.79%

  Loans/Deposits                                       80.27%                         81.81%
  IEA/IBL (Average)                                   120.65%                        121.33%

  Non-Performing Assets/Assets                          0.48%                          0.40%
  Non-Performing Loans/Total Loans                      0.77%                          0.66%
  Allow. for Loan Losses as a % of:
    Non-Performing Loans                               205.9%                         236.0%
    Total Loans Receivable                              1.59%                          1.55%

  Number of Full Service Offices                           18                            18

(CONTINUED)

                                            Pro Forma Combined            Pro Forma Combined
                                         As of June 30, 2003 (1)      As of Sept. 30, 2003 (1)(2)
                                        -------------------------   ------------------------------
                                            Amount        Pct            Amount         Pct
                                            ------        ---            ------         ---
                                            ($000)        (%)            ($000)         (%)

Total Amount of:
  Assets                                $1,465,518     100.00%        $1,540,589     100.00%
  Loans Receivable (net)                   886,013      60.46%           908,899      59.00%
  Cash and Cash Equivalents                 20,939       1.43%            15,697       1.02%
  Investment Securities
    Available for Sale                     357,247      24.38%           417,727      27.11%
    Held-to-Maturity                        87,433       5.97%            79,227       5.14%
  FHLB Stock                                 6,292       0.43%             8,693       0.56%
  Intangible Assets                         66,250       4.52%            66,630       4.32%
  Deposits                               1,166,178      79.57%         1,194,729      77.55%
  Borrowed Funds                           116,732       7.97%           164,757      10.69%
  Stockholder's Equity                     152,510      10.41%           154,630      10.04%
  Tangible Stockholder's Equity             86,260       5.89%            88,000       5.71%

  Loans/Deposits                                        76.52%                        76.80%
  IEA/IBL (Average)                                    123.77%                       125.03%

  Non-Performing Assets/Assets                           0.41%                         0.31%
  Non-Performing Loans/Total Loans                       0.67%                         0.53%
  Allow. for Loan Losses as a % of:
    Non-Performing Loans                                227.8%                        281.2%
    Total Loans Receivable                               1.53%                         1.50%

  Number of Full Service Offices                            27                            27


(1)  Reflects pro forma impact of the E.N.B. Holding Company acquisition only. The impact of the net conversion proceeds has not been reflected.

(2)  The estimated purchase accounting adjustments are based on the June 30, 2003, financial data reflected in the prospectus. The intangible balance has been updated to reflect the impact of the change in E.N.B. Holding Company's equity from June 30, 2003, to September 30, 2003.

Source:  Provident Bancorp's prospectus.

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 5


an expanded balance of short-term FHLB advances which will be repaid upon completion of the offering.

          Funding Structure
          -----------------

          Deposit balances increased by $12 million over the three months ended September 30, 2003. As discussed in the Original Appraisal, as future prospects for in-market deposit growth at existing branch facilities are expected to remain moderate, and in order to gain market share the Company has been intensifying the cross-selling strategy to stimulate deposit growth from existing customers, maintaining expanded office hours (including Saturday and Sunday hours) and expanding and refining products and services. The Company expects to continue to open at least one branch per year over the next several years and pursue other acquisition opportunities.

          The increased balance sheet funding was led by the $48.1 million increase in borrowings to equal $164.8 million, or 14.0% of total assets. The growth in borrowed funds primarily reflects the Company's efforts to pre-invest a portion of the proceeds from the forthcoming Second-Step Conversion offering.

          Equity
          ------

          Total equity increased by approximately $2.2 million during the quarter ended September 30, 2003, to equal $117.9 million. Tangible equity also increased by $2.2 million to $103.3 million. Due to comparatively strong asset growth, largely funded through expanded borrowings, the equity/assets ratios diminished modestly to equal 10.04% and 8.79% of assets, respectively.

          Income and Expense Trends
          -------------------------

          Table 2 shows the Company's updated historical income statements for 12 months ended September 30, 2003, as well as the updated pro forma income statement giving effect to the merger. The following paragraphs describe the historical income statements of Provident on a pre-merger basis. The pro forma income statement impact of the acquisition is discussed in a subsequent section.

          Provident's core earnings remained substantially unchanged based on updated financial data, as the moderate reductions in net interest income and growth in operating expenses were offset by a decrease in loan loss provisions and growth in non-interest fee income. Overall, reported net income increased from $10.9 million for the 12 months ended June 30, 2003 to $11.3 million for the 12 months ended September 30, 2003. The Company's return on average assets ("ROA") increased slightly to 1.04%.

          Net Interest Income
          -------------------

          Provident's net interest income decreased slightly for the 12 month period ended September 30, 2003 versus June 30, 2003, measured both in dollars and as a percentage of average assets. Net interest income approximated $45.7 million for this period while the net interest income ratio as a percent of assets decreased by 9 basis points to equal 4.23%.


BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 6

                                              Table 2
                                      Provident Bancorp, Inc.
                                    Historical Income Statements


                                                       Reported For the Twelve Months Ended
                                             -----------------------------------------------------
                                                  June 30, 2003            September 30, 2003
                                             -------------------------   -------------------------
                                                Amount         Pct(1)        Amount        Pct(1)
                                                 ------        ------        ------        ------
                                               ($000)           (%)          ($000)         (%)
Interest Income                                 $59,337         5.56%       $57,790         5.34%
Interest Expense                                (13,312)       -1.25%       (12,060)       -1.11%
                                                --------       ------       --------       ------
  Net Interest Income                           $46,025         4.32%       $45,730         4.23%
Provision for Loan Losses                        (1,100)       -0.10%          (900)       -0.08%
                                                 -------       ------          -----       ------
  Net Interest Income after Provisions          $44,925         4.21%       $44,830         4.14%

Other Operating Income                           $5,925         0.56%        $6,453         0.60%
Operating Expense                               (36,218)       -3.40%       (36,786)       -3.40%
                                                --------       ------       --------       ------
  Net Operating Income                         $ 14,632         1.37%      $ 14,497         1.34%

Non Operating Income
--------------------
Net Gain(Loss) on Sale of Investments            $2,068         0.19%        $2,006         0.19%
Net Gain(Loss) on Sale of Loans                     744         0.07%         1,096         0.10%
ENB Merger Related Expenses                           0         0.00%             0         0.00%
Merger Integration Costs                           (177)       -0.02%            (4)        0.00%
                                                   -----       ------            ---        -----
    Net Non-Operating Income                    $ 2,635         0.25%       $ 3,098         0.29%


Net Income Before Tax                          $ 17,267         1.62%      $ 17,595         1.63%
Income Taxes                                     (6,343)       -0.59%        (6,344)       -0.59%
                                                 -------       ------        -------       ------
 Net Income (Loss) Before Extraord. Items      $ 10,924         1.02%      $ 11,251         1.04%

Estimated Core Net Income
-------------------------
Net Income                                     $ 10,924         1.02%      $ 11,251         1.04%
Addback(Deduct): Non-Recurring (Inc)/Exp         (2,635)       -0.25%        (3,098)       -0.29%
Tax Effect (1)                                   1,054          0.10%        1,239          0.11%
                                                 ------         -----        ------         -----
  Estimated Core Net Income                     $ 9,343         0.88%       $ 9,392         0.87%


Memo:
      Expense Coverage Ratio (2)                127.08%                     124.31%
      Efficiency Ratio (3)                       69.72%                      70.49%
      Effective Tax Rate                         36.73%                      36.06%

(CONTINUED)

                                                Pro Forma Combined For the Twelve Months Ended
                                             -----------------------------------------------------
                                                  June 30, 2003(4)         September 30, 2003 (4)
                                             -------------------------   -------------------------
                                                Amount         Pct(1)        Amount        Pct(1)
                                                ------         ------        ------        ------
                                                ($000)          (%)          ($000)         (%)

Interest Income                                 $76,603         5.54%       $75,360         5.35%
Interest Expense                                (16,618)       -1.20%       (15,239)       -1.08%
                                                --------       ------       --------       ------
  Net Interest Income                           $59,986         4.34%       $60,122         4.27%
Provision for Loan Losses                        (1,578)       -0.11%        (1,357)       -0.10%
                                                 -------       ------        -------       ------
  Net Interest Income after Provisions          $58,408         4.22%       $58,765         4.17%

Other Operating Income                           $8,467         0.61%        $8,940         0.64%
Operating Expense                               (48,899)       -3.54%       (49,595)       -3.52%
                                                --------       ------       --------       ------
  Net Operating Income                         $ 17,976         1.30%      $ 18,110         1.29%

Non Operating Income
--------------------
Net Gain(Loss) on Sale of Investments            $2,068         0.15%        $2,006         0.14%
Net Gain(Loss) on Sale of Loans                     744         0.05%         1,096         0.08%
ENB Merger Related Expenses                           -         0.00%          (615)
Merger Integration Costs                           (177)       -0.01%            (4)        0.00%
                                                   -----       ------            ---        -----
    Net Non-Operating Income                    $ 2,635         0.19%       $ 2,483         0.18%


Net Income Before Tax                          $ 20,611         1.49%      $ 20,593         1.46%
Income Taxes                                     (7,417)       -0.54%        (7,518)       -0.53%
                                                 -------       ------        -------       ------
 Net Income (Loss) Before Extraord. Items      $ 13,194         0.95%      $ 13,075         0.93%

Estimated Core Net Income
-------------------------
Net Income                                     $ 13,194         0.95%      $ 13,075         0.93%
Addback(Deduct): Non-Recurring (Inc)/Exp         (2,635)       -0.19%        (2,483)       -0.18%
Tax Effect (1)                                   1,054          0.08%          993          0.07%
                                                 ------         -----          ----         -----
  Estimated Core Net Income                    $ 11,613         0.84%      $ 11,585         0.82%


Memo:
      Expense Coverage Ratio (2)                122.67%                     121.23%
      Efficiency Ratio (3)                       71.43%                      71.81%
      Effective Tax Rate                         35.98%                      36.51%


(1)  Reflects an estimated effective tax rate of 40%.
(2)  Net interest income divided by operating expenses.
(3)  Operating expenses as a percent of the sum of net interest income and other operating income
     (excluding gains on sale).
(4)  Reflects pro forma impact of the E.N.B. Holding Company acquisition only.  The impact of the net conversion proceeds has not been reflected.

Source:  Provident Bancorp's prospectus.

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 7


          The slight reduction in net interest income reflects that the benefit of interim balance sheet growth was offset by modest spread compression, as the average yield on loans and securities decreased more rapidly than the average cost of funds. Specifically, while interest income decreased by $1.5 million to equal $57.8 million for the 12 months ended September 30, 2003, the Company's interest expense decreased by a lesser amount, equal to $1.3 million to total $12.1 million over the corresponding time frame.

          Non-Interest Income
          -------------------

          Non-interest income increased for the most recent period to $6.5 million, or 0.60% of average assets, 8.9% higher than for the trailing 12 months ended June 30, 2003. As discussed in the Original Appraisal, the growth of non-interest income reflects the growth in deposit balances and the related fee income, non-interest income on bank owned life insurance ("BOLI") and other miscellaneous fee generating activities (including prepayment penalties on loans).

          Operating Expenses
          ------------------

          Operating expense growth has been attributable to the acquisition of the National Bank of Florida ("NBF") in April 2002. Additionally, the increase in the Company's stock price has increased non-cash compensation costs of the existing stock-based benefit plans. For the 12 months ended September 30, 2003, operating expenses totaled $36.8 million, equal to 3.40% of average assets, as compared to $36.2 million, or 3.40% of average assets, for the trailing 12 months ended June 30, 2003.

          Loan Loss Provisions
          --------------------

          Provision for loan losses continued to trend lower and equaled $900,000, or 0.08% of average assets for the 12 months ended September 30, 2003. The lower level of loan loss provisions is reflective of continued strong asset quality for the Company.

          Non-Operating Items
          -------------------

          Non-operating income and expense items continue to have a considerable impact on earnings. In this regard, non-operating items continue to primarily consist of gains on the sale of investment securities and loans. Overall, net non-operating income decreased from $2.6 million (0.25% of average assets) for the 12 months ended June 30, 2003, to $3.1 million (0.29% of average assets) for the 12 months ended September 30, 2003. Excluding these items on an after-tax basis reduces the Bank's profitability ratio for the most recent 12 months by 18 basis points. From a valuation perspective, we continue to give less weight to the earnings contribution resulting from non-recurring gains.

          Income Taxes
          ------------

          Provident's average tax rate approximated 36.1% for the 12 months ended September 30, 2003, similar to the average tax rate reported for the 12 months ended June 30, 2003.

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 8


          Efficiency Ratio
          ----------------

          In the Original Appraisal, we noted that the efficiency ratio had deteriorated in recent periods reflecting a reduction in the net interest income ratio and an increase in the operating expense ratio (reflecting a full 12 months of NBF expenses and core deposit intangible, or "CDI", amortization). Such trends have continued as the Company's efficiency ratio increased from 69.72% for the 12 months ended June 30, 2003, to 70.49% for the 12 months ended September 30, 2003. On a pro forma basis, the efficiency ratio is expected to show some improvement as net interest income increases with the reinvestment of proceeds, although anticipated operating expense increases (reflecting the public company expense and stock plans expense, diversification and branching) will limit the improvement. Additionally, the Company's efficiency ratio may benefit from ENB's earnings power, particularly after anticipated operating synergies are realized over time.

          Estimated Pro Forma Impact of Acquisition of ENB
          ------------------------------------------------

             The estimated pro forma impact of the acquisition of ENB based on financial data as of June 30, 2003, and September 30, 2003, has been provided in columns on the right side of Table 1 and Table 2, assuming the merger was completed as of those dates. The pro forma financial data reflects the estimated impact of the ENB acquisition, incorporating the preliminary purchase accounting adjustments (as reflected in the Company's prospectus). In this regard, the estimated resulting intangible assets as of September 30, 2003 reflect the reduction in ENB's capital for the quarter ended September 30, 2003 while the other estimated purchase accounting adjustments will not have been updated until after the merger closes. The final purchase accounting adjustments will reflect the final purchase price, ENB's balance sheet composition and equity at closing and prevailing interest rates and market conditions at the time.

          Overall, there has been limited change in the pro forma merged financial data since the Original Appraisal. On a pro forma basis the ENB acquisition increases the Company's total assets, loans receivable and total deposits by approximately $366.3 million, $205.7 million and $325.1 million, respectively (see Table 1), based on financial data as of September 30, 2003. ENB's lower proportion of loans to total assets and no borrowings results in a reduction of the Company's loans/assets ratio from 59.9% (before merger) to 59.0% (after merger) and loans/deposits ratio from 81.5% (before merger) to 76.6% (after merger). Stockholders' equity increases by $36.8 million (reflecting the stock exchange portion of the consideration assuming no increase for reasons described later) and approximately $52 million of intangible assets are created. Accordingly, before the second-step offering, the Company's tangible equity/assets ratio declines from 8.79% (before merger) at September 30, 2003, to 5.71% (after merger).

          The Company intends to classify all of the acquired ENB securities as AFS at the time of purchase. The investment portfolio of ENB will be critically evaluated for potential restructuring at the time of the transaction, based on prevailing market conditions and portfolio characteristics at closing, with a particular focus on ENB's callable securities. Any gains and losses at the time of restructuring would be limited since the portfolio would have been marked-to-market as of the date of acquisition.

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 9


          The updated pro forma income statement impact of the ENB acquisition reveals a decline in earnings both before and after adjustments for non-operating items. The estimated purchase accounting adjustments reflected in this pro forma earnings calculation consists of CDI amortization, lost reinvestment income on the cash consideration paid to ENB's shareholders and yield adjustments on loans and deposits. Cost savings have not been completely determined and will be realized over time, so they have not been incorporated. The $3.1 million CDI estimate has been assumed to be amortized over the estimated life of the deposit base on a level yield basis, indicating a first year expense estimate of approximately $1.1 million. On a pro forma basis, before factoring in the reinvestment of second-step offering proceeds, the Company's core earnings have been estimated to decrease from 0.84% of average assets (before merger) to 0.82% average assets (after merger), while increasing by $1.8 million on a dollar basis. The increase in the Company's core earnings before the conversion impact is attributable to a stronger net interest income ratio (increasing from 4.23% to 4.27% of average assets) and a higher non-interest income ratio (increasing from 0.60% to 0.64% of average assets), which was offset by a higher operating expense ratio (increasing from 3.40% to 3.52% of average assets) and the CDI amortization (of approximately 0.11%). Based on the foregoing, the Company's efficiency ratio is estimated at 71.81%, before potential synergies and the proceeds net reinvestment impact.

          Preliminary estimated pro forma core net income after the merger remained stable and equaled $11.6 million for the 12 months ended September 30, 2003. The Company's core net income after the merger excludes estimated merger-related expenses of $615,000 incurred by ENB.


     2.   Peer Group Financial Comparisons
          --------------------------------

          Consistent with the Peer Group financial comparison set forth in the Original Appraisal, the updated comparative analysis reflects Provident on a post-merger basis. Such data were derived from the prospectus and the analyses set forth in the discussion of recent financial results for Provident and are presented in Tables 3 and 4.

          Financial Condition
          -------------------

          In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis. Relative to the Peer Group, the Company's interest-earning asset composition continued to reflect a modestly higher level of loans and a lower level of cash, MBS and investments. Notwithstanding the recent increase in borrowed funds for the Company, Provident's funding composition continued to reflect a higher proportion of deposits in comparison to the Peer Group (77.6% of assets for Provident versus 64.3% of assets for the Peer Group).

          The Company's net worth ratio of 10.0% assets based on updated financial data continues to compare closely to the Peer Group's ratio of 10.6%. However, the Company's pro forma tangible net worth ratio of 5.7% remains below the Peer Group's ratio of 9.5%, as intangible assets represented a more significant pro forma balance sheet item for the Company (4.3% of assets versus 1.1% for the Peer Group). The estimated intangible assets created by the acquisition of ENB account for the majority of the Company's pro forma intangible assets


BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 10


RP FINANCIAL, LC.
-----------------

Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia  22209
(703) 528-1700

                                                               Table 3
                                             Balance Sheet Composition and Growth Rates
                                                   Comparable Institution Analysis
                                                         As of June 30, 2003


                                                                     BALANCE SHEET AS A PERCENT OF ASSETS
                                      ----------------------------------------------------------------------------------------------
                                         Cash &    MBS &                    Borrowed  Subd.    Net    Goodwill   Tng Net     MEMO:
                                      Equivalents  Invest  Loans  Deposits  ]Funds    Debt    Worth   & Intang    Worth   Pref.stock
                                      -----------  ------  -----  --------  ------    ----    -----   --------    -----   ----------
Provident Bancorp,inc.
----------------------
  September 30, 2003                      1.0       32.7    59.0     77.6    10.7      0.0     10.0      4.3       5.7        0.0


All Public Companies                      6.2       23.7    65.8     67.5    19.8      0.1     10.5      0.5       9.9        0.0
State of NY                               4.7       29.3    60.9     67.1    19.0      0.1     11.4      1.4      10.0        0.0
Comparable Group Average                  5.9       35.5    54.4     64.3    22.8      0.0     10.6      1.1       9.5        0.0
  Mid-Atlantic Companies                  4.0       37.1    54.5     61.6    25.2      0.0     10.7      1.0       9.7        0.0
  New England Companies                  14.5       27.9    54.2     76.6    12.1      0.0      9.8      1.4       8.4        0.0


Comparable Group
----------------

Mid-Atlantic Companies
----------------------

ESBF  ESB Financial Corp. of PA           1.3       69.0    24.6     46.2    43.1      0.0      7.6      0.6       7.0        0.0
FNFG  First Niagara Financial of NY       5.7       23.4    63.4     66.1    12.2      0.0     20.2      3.0      17.1        0.0
FSLA  First Sentinel Bancorp of NJ        2.7       41.1    53.5     61.7    26.5      0.0      9.5      0.2       9.4        0.0
FFIC  Flushing Fin. Corp. of NY           1.1       30.8    65.3     59.6    28.2      0.0      7.7      0.2       7.5        0.0
HRBT  Hudson River Bancorp Inc of NY     13.1       17.6    63.5     72.2    15.9      0.0     10.4      2.8       7.6        0.0
OCFC  OceanFirst Fin. Corp of NJ          2.4       13.1    80.3     66.5    24.7      0.0      7.7      0.1       7.6        0.0
SFFS  Sound Fed Bancorp Inc of NY         5.3       41.2    50.6     75.8     4.2      0.0     16.7      1.7      15.1        0.0
WSBI  Warwick Community Bncrp of NY       2.4       47.1    46.3     60.4    28.2      0.0      9.3      0.3       9.0        0.0
WYPT  Waypoint Financial Corp of PA       2.1       51.0    42.9     45.8    43.6      0.0      7.5      0.3       7.2        0.0

New England Companies
---------------------
MASB  MassBank Corp. of Reading MA       24.3       46.1    28.1     88.5     0.0      0.0     10.9      0.1      10.8        0.0
SCFS  Seacoast Fin Serv Corp of MA        4.7        9.8    80.3     64.7    24.2      0.0      8.8      2.8       6.0        0.0

(CONTINUED)

                                                       BALANCE SHEET ANNUAL GROWTH RATES                       REGULATORY CAPITAL
                                      ------------------------------------------------------------------   -------------------------
                                               MBS, Cash &                   Borrows.    Net    Tng Net
                                      Assets   Investments  Loans  Deposits  & Subdebt  Worth    Worth     Tangible   Core   Reg.cap
                                      ------   -----------  -----  --------  ---------  -----    -----     --------   ----   -------

Provident Bancorp,inc.
----------------------
  September 30, 2003                   49.91       55.66    39.74    49.41      60.01   39.47    -8.17        5.50    5.50     9.81


All Public Companies                    8.94       17.27     5.55     8.91       4.62    4.29     3.49        9.21    9.19    16.96
State of NY                             9.72       23.68     3.31     8.81       6.05    4.87     4.12        9.72    9.58    18.25
Comparable Group Average               10.31       24.55     0.06     8.66      -5.22    2.38    -0.10        8.75    9.63    21.17
  Mid-Atlantic Companies                9.78       31.30    -2.05     7.64       2.09    0.33     1.19        8.75    9.50    18.60
  New England Companies                12.73       -2.41     9.57    13.23     -38.11    9.54    -4.62          NM   10.32    34.03


Comparable Group
----------------

Mid-Atlantic Companies
----------------------

ESBF  ESB Financial Corp. of PA         2.83        4.42    -1.23     0.87       2.76   14.82    18.31        7.00    7.00    15.99
FNFG  First Niagara Financial of NY    24.00       38.87    18.27     9.63       6.98      NM       NM          NM   12.48    19.70
FSLA  First Sentinel Bancorp of NJ      0.62        6.95    -3.96     1.90       0.64   -7.47    -7.26          NM      NM       NM
FFIC  Flushing Fin. Corp. of NY        20.11       69.50     6.81    22.75       7.17    8.23     8.48        7.88    7.88    14.65
HRBT  Hudson River Bancorp Inc of NY    0.77       50.02   -12.63     2.93     -12.06   10.84    14.25          NM      NM       NM
OCFC  OceanFirst Fin. Corp of NJ        2.54      -12.17     6.16     0.73      11.11   -6.60    -6.60          NM      NM       NM
SFFS  Sound Fed Bancorp Inc of NY      28.27          NM    -3.42    16.28       0.09      NM       NM       11.14   11.14    24.23
WSBI  Warwick Community Bncrp of NY     2.49       82.90   -30.18    12.13     -11.14   -5.54    -5.47        8.98    8.98    18.42
WYPT  Waypoint Financial Corp of PA     6.37        9.87     1.71     1.53      13.25  -11.98  - 13.41          NM      NM       NM

New England Companies
---------------------
MASB  MassBank Corp. of Reading MA      1.21        9.42   -13.01     2.11    -100.00   -5.48    -5.53          NM   10.32    34.03
SCFS  Seacoast Fin Serv Corp of MA     24.25     -14.24     32.15    24.36      23.77   24.55    -3.71          NM      NM       NM


Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations.
        The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2003 by RP Financial, LC.


BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 11


RP FINANCIAL, LC.
-----------------

Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia  22209
(703) 528-1700

                                                               Table 4
                                  Income as a Percent of Average Assets and Yields, Costs, Spreads
                                                   Comparable Institution Analysis
                                              For the Twelve Months Ended June 30, 2003


                                                  Net Interest Income                     Other Income               G&A/Other Exp.
                                        -----------------------------------           --------------------          ----------------
                                                                      Loss      NII                         Total
                                          Net                        Provis.   After  Loan   R.E.   Other   Other     G&A   Goodwill
                                        Income Income  Expense  NII  on IEA   Provis. Fees   Oper.  Income  Income  Expense  Amort.
                                        ------ ------  -------  ---  ------   ------- ----   -----  ------  ------  -------  ------
Provident Bancorp, Inc.
-----------------------
   September 30, 2003                    0.93   5.35     1.08   4.27   0.10     4.17  0.00    0.00    0.64   0.64     3.41    0.11


All Public Companies                     0.91   5.68     2.56   3.12   0.18     2.93  0.05    0.00    0.53   0.58     2.47    0.02
 State of NY                             1.24   5.68     2.21   3.47   0.09     3.38  0.11    0.00    0.61   0.72     2.59    0.02
 Comparable Group Average                0.99   5.42     2.47   2.95   0.10     2.85  0.05    0.00    0.43   0.47     1.87    0.02
   Mid-Atlantic Companies                1.04   5.52     2.55   2.97   0.10     2.87  0.05    0.00    0.47   0.52     1.93    0.02
   New England Companies                 0.79   4.99     2.14   2.85   0.10     2.75  0.02    0.00    0.23   0.25     1.62    0.01


Comparable Group
----------------

Mid-atlantic Companies
----------------------
ESBF  ESB Financial Corp. of PA          0.65   5.13     3.53   1.60   0.00     1.60  0.02    0.00    0.30   0.32     1.28    0.02
FNFG  First Niagara Financial of NY      1.04   5.30     2.19   3.11   0.24     2.87  0.16    0.00    1.25   1.41     2.68    0.03
FSLA  First Sentinel Bancorp of NJ       1.18   5.23     2.53   2.70   0.00     2.70  0.01    0.00    0.25   0.26     1.29    0.04
FFIC  Flushing Fin. Corp. of NY          1.19   6.50     3.20   3.29   0.00     3.29  0.19    0.00    0.17   0.36     1.74    0.00
HRBT  Hudson River Bancorp Inc of NY     1.16   5.81     2.11   3.70   0.23     3.47  0.00   -0.02    0.76   0.75     2.34    0.04
OCFC  OceanFirst Fin. Corp of NJ         1.16   5.92     2.42   3.50   0.08     3.42  0.14    0.01    0.10   0.25     2.40    0.01
SFFS  Sound Fed Bancorp Inc of NY        1.08   5.30     1.80   3.49   0.03     3.46  0.00    0.01    0.13   0.13     1.85    0.00
WSBI  Warwick Community Bncrp of NY      1.04   5.62     2.51   3.11   0.12     2.99  0.00    0.00    0.81   0.81     2.24    0.03
WYPT  Waypoint Financial Corp of PA      0.82   4.85     2.65   2.20   0.17     2.02 -0.03    0.00    0.44   0.41     1.56    0.02

New England Companies
---------------------
MASB  MassBank Corp. of Reading MA       0.83   4.30     1.93   2.38   0.00     2.38  0.00    0.00    0.12   0.12     1.22    0.00
SCFS  Seacoast Fin Serv Corp of MA       0.75   5.67     2.34   3.33   0.20     3.13  0.04    0.00    0.34   0.38     2.02    0.02

(CONTINUED)

                                         Non-Op. Items       Yields, Costs, and Spreads
                                        ---------------     ----------------------------
                                                                                            MEMO:      MEMO:
                                          Net   Extrao.        Yield     Cost   Yld-Cost   Assets/    Effective
                                         Gains   Items      On Assets  of Funds  Spread    Fte Emp.   Tax Rate
                                         -----   -----      ---------  --------  ------    --------   --------

Provident Bancorp, Inc.
-----------------------
   September 30, 2003                     0.18    0.00         5.73      1.34     4.39       3,642      36.51


All Public Companies                      0.34    0.00         5.74      2.85     2.89       4,606      34.43
 State of NY                              0.42    0.00         5.70      2.46     3.24       5,280      35.23
 Comparable Group Average                 0.09    0.00         5.66      2.81     2.85       5,974      35.22
   Mid-Atlantic Companies                 0.12    0.00         5.78      2.90     2.88       5,941      33.78
   New England Companies                 -0.04    0.00         5.14      2.41     2.73       6,121      41.70


Comparable Group
----------------

Mid-atlantic Companies
----------------------
ESBF  ESB Financial Corp. of PA           0.07    0.00         5.41      3.93     1.48       6,098      17.93
FNFG  First Niagara Financial of NY      -0.12    0.01         5.73      2.62     3.11       3,769      39.17
FSLA  First Sentinel Bancorp of NJ        0.16    0.00         5.38      2.87     2.51       7,231      34.39
FFIC  Flushing Fin. Corp. of NY           0.02    0.00         6.72      3.61     3.11       8,968      38.12
HRBT  Hudson River Bancorp Inc of NY      0.00    0.00         6.19      2.38     3.80       3,590      36.92
OCFC  OceanFirst Fin. Corp of NJ          0.48    0.00         6.19      2.67     3.52       4,085      33.56
SFFS  Sound Fed Bancorp Inc of NY         0.00    0.00         5.47      2.16     3.31       7,597      37.78
WSBI  Warwick Community Bncrp of NY       0.15    0.00         5.89      2.86     3.03       6,087      38.11
WYPT  Waypoint Financial Corp of PA       0.29    0.00         5.03      3.01     2.02       6,044      28.06

New England Companies
---------------------
MASB  MassBank Corp. of Reading MA       -0.02    0.00         4.38      2.19     2.19       6,264      36.12
SCFS  Seacoast Fin Serv Corp of MA       -0.05    0.00         5.90      2.63     3.27       5,977      47.28

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations.
        The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

     Copyright (c) 2003 by RP Financial, LC.

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 12


balance, with the remainder resulting from the NBF acquisition. The Company's pro forma tangible capital position will increase with the addition of the stock proceeds to a level in excess of the Peer Group's tangible capital ratio. The Peer Group's capital ratios reflected surpluses over the regulatory capital requirements and all are well-capitalized. Similarly, on a pro forma basis the Company is expected to be well-capitalized, as the offering proceeds will more than offset the capital impact of the intangibles created in the ENB acquisition.

          The growth rate section of Table 3 shows annual growth rates for key balance sheet items for the most recent 12 months, with the Company's growth rates incorporating the pro forma impact of the purchase accounting acquisition of ENB. Accordingly, the Company's pro forma asset growth rate continues to exceed the Peer Group's average. In this regard, growth rates for such key balance sheet aggregates as assets, loans and deposits equaled 49.9%, 39.7% and 49.4%, respectively. Absent the acquisition, however, the Company's asset growth of 8.5% falls below the Peer Group's 10.3% growth rate.

          The Peer Group's slightly negative equity growth rate reflects the impact of dividend payments and stock repurchases that more than offset retained earnings for the period. Comparatively, the Company's significantly higher pro forma capital growth reflects more limited dividends (since the MHC waived receipt of dividends), the issuance of stock for the acquisition of ENB net of payments for the cash portion of the consideration and lower stock repurchases. Following the conversion, the Company's capital growth rate will be constrained by dividend payments to all shareholders as well as the increased pro forma level of capital.

          Income and Expense Trends
          -------------------------

          Provident's profitability (merged basis) remained below the Peer Group average, equal to 0.93% and 0.99% of average assets, respectively, for the 12 months ended September 30, 2003. The factors leading to the Company's slightly lower ROA were discussed in the Original Appraisal and remained unchanged. Specifically, Provident's lower ROA is primarily attributable to its comparatively higher operating expense ratio, which is substantially offset by its relatively stronger level of net interest income and non-interest income. While loss provisions were relatively comparable, the Company's net gains on sale were more than double the Peer Group's net gains. On a pro forma basis, the proceeds reinvestment benefit potential merger synergies may favorably influence earnings while the cost of new stock benefit plan purchases will be largely offsetting.

          Provident's ratio of net interest income to average assets diminished to 4.27% for the 12 months ended September 30, 2003, but remains above the Peer Group average of 2.95%. The stronger net interest income ratio is attributable to both higher loan yields and a favorable cost of funds.

          The Company's advantage in the area of net interest income continues to be partially offset by its relatively higher operating expenses. The Company's operating expense ratio equaled 3.41% of average assets for the 12 months ended September 30, 2003, versus 1.87% of average assets for the Peer Group. As discussed in the Original Appraisal, the Company's operating expense ratio is relatively high in comparison to industry averages due to: (1) the higher proportion of transaction accounts; (2) higher infrastructure investments to increase its

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 13


competitive profile; and (3) the Company's high customer service orientation. The Company's operating expenses are expected to increase in the future as a result of the costs of the additional stock benefit plan purchases. Potential merger synergies may reduce the operating expense ratio over time, although additional investment in the ENB branches and delivery system and other merger integration costs may limit the near term benefit.

          Sources of non-interest operating income increased by 3 basis points for the Company to equal 0.64%, as compared to the Peer Group average of 0.47% of average assets. The Company's stronger fee income is largely attributable to the higher ratio of deposits which tend to generate fee and ancillary income.

          Loan loss provisions remained substantially unchanged for the Company and the Peer Group based on updated financial data, with both reporting loan loss provisions equal to 0.10% of average assets. Net gains reported by Provident increased to 0.18% of average assets and thus, remains above the Peer Group average of 0.09%.

          Provident's average tax rate of 36.51% remains similar to the Peer Group's average tax rate of 35.22% based on updated financial data.


     3.   Stock Market Conditions
          -----------------------

          Since the date of the Original Appraisal, the overall stock market has trended upward. Weaker than expected numbers for consumer confidence and manufacturing activity pulled the boarder market lower at the close of the third quarter, which ended a streak of six monthly gains in the Dow Jones Industrial Average ("DJIA"). Comparatively, at the start of the fourth quarter stocks showed renewed strength, as optimism about third quarter earnings and employment data for September provided a boost to the broader market. By mid-October the DJIA and the NASDAQ Composite Index ("NASDAQ") hit 16- and 19-month highs, respectively, primarily on the basis of some favorable third quarter earnings reports. The broader stock market rally cooled in mid-October, as the result of profit taking and the posting of some less favorable third quarter earnings by some bellwether technology and manufacturing stocks. On October 24, 2003, the DJIA closed at 9582.46, an increase of 1.8% since August 29, 2003, and the NASDAQ closed at 1865.59, an increase of 3.0% since August 29, 2003.

          Since the date of the Original Appraisal, the market for thrift issues has generally moved higher. After following the boarder stock market lower as the close of the third quarter approached, thrift issues posted solid gains at the beginning of the fourth quarter. A rally in the broader stock market and acquisition activity were noteworthy factors that supported the positive trend in thrift stocks. Following a two week run-up, thrift stocks declined in mid-October on profit taking and a pullback in the broader market. On October 24, 2003, the SNL Index for all publicly-traded thrifts closed at 1411.9, an increase of 7.3% since August 29, 2003.

          The updated pricing measures for the Peer Group and all publicly-traded thrifts have increased since the date of Original Appraisal, consistent with trends prevailing in the broader equity market. The pricing ratios for the Peer Group increased in a range 1.4% to 3.3% (the range excludes the impact of First Niagara's reported earnings multiples which did not have a

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 14


meaningful valuation multiple in the Original Appraisal). The increase in the price per share and market capitalizations of the Peer Group was within the foregoing range, approximating 1.7%. The increase in the pricing ratios for all publicly-traded thrifts was modestly higher, in the range of 3.5% to 9.1%. Overall, seven of the eleven Peer Group companies realized appreciation in their respective stock prices since the date of the Original Appraisal. A comparative pricing analysis of all publicly-traded thrifts and the Peer Group is shown in Table 5, based on market prices as of August 29, 2003, and October 24, 2003.


                                     Table 5
                         Average Pricing Characteristics


                                 At August 29,       At Oct. 24,       Percent
                                     2003               2003           Change
                                     ----               ----           ------
Peer Group
----------
Price/Earnings (x)                   17.67x             19.30x           9.2%(1)
Price/Core Earnings (x)              20.14              20.48            1.7
Price/Book (%)                      173.43%            177.25            2.2
Price/Tangible Book (%)             192.46             197.18            2.5
Price/Assets (%)                     17.78              18.03            1.4
Price/Share ($) (2)                    ---                ---            1.7
Market Capitalization (2)              ---                ---            1.7

All Publicly-Traded Thrifts
---------------------------
Price/Earnings (x)                   15.87x             17.32x           9.1%
Price/Core Earnings (x)              18.24              19.79            8.5
Price/Book (%)                      150.57%            155.88            3.5
Price/Tangible Book (%)             160.21             167.21            4.4
Price/Assets (%)                     15.74              16.59            5.4

Other
-----
SNL Thrift Index                    1315.9             1411.9            7.3%

(1)  The average increase excluding First Niagara was 3.1%.
(2)  Reflects the median of the percentage change for the Peer Group companies.


          The "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies. Accordingly, as in the Original Appraisal, RP Financial has considered the pro forma pricing and trading level of recently converted companies in this Update.

          There have been two minority stock offerings completed by mutual holding companies since the date of the Original Appraisal. ASB Holding Company, MHC, of New Jersey completed its offering on October 3 at 79.9% of pro forma fully converted book value and 32.8 times pro forma fully converted earnings, while Flatbush Federal Bancorp, MHC of New Jersey

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 15


completed its minority stock offering on October 21, 2003, at 77.61% of pro forma fully converted book value while its earnings multiple was not meaningful due to low core earnings. Both were oversubscribed and closed at the supermaximums of their respective offering ranges and appreciated in aftermarket trading in a range of 54% to 69% after the first week.

          Rainier Pacific Financial Group, Fife, Washington, completed its standard conversion offering as of October 20, 2003, at 75.73% of pro forma book value and 27.34 times pro forma earnings (the Price/Core Earnings multiple was not meaningful). The offering was closed at the supermaximum of the offering range and appreciated by 65% relative to the IPO price after the first week of trading.

          Two other offerings have been completed since the date of the Original Appraisal which are more comparable to the Company's in terms of offering size and structure. In this regard, Bank Mutual Corporation of Milwaukee, Wisconsin, has completed its second stock conversion offering and is scheduled to commence trading on October 31, 2003. The offering was resolicited following a substantial oversubscription in the original offering which closed in September 2003. The rescission offering was also oversubscribed and has received regulatory approval to close at the supermaximum of the offering range at a pro forma price/book ratio of 120.45% and a pro forma price/core earnings multiple of 29.14 times. The offering was relatively large, with total offering proceeds equal to $410.6 million, and traded up by 18% on the first day of trading (October 30, 2003).

          KNBT Bancorp, Inc., Bethlehem, Pennsylvania, has received the requisite regulatory approvals to complete its offering and commenced trading on November 3, 2003. KNBT Bancorp is undertaking a standard conversion and simultaneous acquisition of Nazareth National Bank and Trust; Nazareth National Bank and Trust is a commercial bank and transaction structure is analogous to the Company's Second-Step Conversion and simultaneous acquisition. The offering was oversubscribed and has received regulatory approval to close at the supermaximum of the offering range at a pro forma price/book ratio of 90.28% and a pro forma price/core earnings multiple of 28.78 times. The offering was relatively large, with total offering proceeds equal to $202.0 million and total pro forma market capitalization equal to $301.1 million. At midday in the first day of trading, KNBT was trading at $16.90 per share, up from its $10.00 offering price.

          We believe the strong subscription results by Bank Mutual Corporation and KNBT Bancorp are important considerations in the pro forma valuation of the Company. Both of these respective transactions have elements of similarity vis-a-vis the Company's proposed Second-Step Conversion and simultaneous acquisition. Moreover, all of the recent conversion offerings have been oversubscribed and those that have commenced trading have realized appreciation in the aftermarket. It should also be noted that these new issues have traded up on very heavy volume and that the Company's issue could realize heavy trading volume following the completion of its offering.

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 16


Valuation Approaches
--------------------

          In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Company's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company's prospectus for reinvestment rate, the effective tax rate, offering expenses, stock benefit plan assumptions and contribution to the Foundation (summarized in Exhibits 2 and 3). In addition, we have incorporated the preliminary estimates of the pro forma impact of the ENB acquisition, including the purchase accounting adjustments noted earlier. In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in our Original Appraisal (which were modified herein if appropriate).

          In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we concluded that no adjustment for financial condition or earnings prospects were necessary, as the Company's pro forma balance sheet and recent operating results based on updated financial data through September 30, 2003, reflected limited change from the Peer Group comparison contained in the Original Appraisal. We believe the increase in the pro forma pricing ratios takes into account the earnings growth potential of Provident over the long term and have upgraded the earnings valuation parameter to a slight downward adjustment for this factor.

          In terms of other valuation adjustments relative to the Peer Group, except for marketing of the issue, there was no new information that would lead us to a different conclusion other than that reached in our Original Appraisal. For example, there was no significant change in market area, dividend paying capacity, management or regulatory environment. With respect to marketing of the issue, however, we believe that it is appropriate to change our previous adjustment from "no adjustment" to "slight upward adjustment" in view of the oversubscriptions realized in recent conversion offerings, most notably the second-step conversion of Bank Mutual and the simultaneous conversion and acquisition transaction by KNBT Bancorp. Additionally, we have changed the liquidity of the issue from "no adjustment" to "slight upward adjustment" to recognize that recent new issues have traded up on very heavy volume which may impact the near-term liquidity of the Company's issue following its offering. Thus, absent any other change, this suggests that an increase in the valuation range is appropriate. The modest increase in market prices and pricing ratios for the Peer Group during the interim period also indicates that a valuation increase is appropriate.

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 17

                                                                  Valuation Adjustment
                                                                  --------------------
Key Valuation Parameters:                           Original Appraisal            Updated Appraisal
------------------------                            ------------------            -----------------
Financial Condition                                 Slight Upward                 Slight Upward
Profitability, Growth and Viability of Earnings     Moderate Downward             Slight Downward
Asset Growth                                        Slight Upward                 Slight Upward
Primary Market Area                                 No Adjustment                 No Adjustment
Dividends                                           No Adjustment                 No Adjustment
Liquidity of the Shares                             No Adjustment                 Slight Upward
Marketing of the Issue                              No Adjustment                 Slight Upward
Management                                          No Adjustment                 No Adjustment
Effect of Government Regulations and
  Regulatory Reform                                 No Adjustment                 No Adjustment

          Based on the foregoing, we have concluded that, as of October 24, 2003, the aggregate pro forma market value of the Company's conversion stock, including the $73.5 million cash and stock acquisition of ENB and the $5 million contribution to the Foundation (80% in stock and 20% in cash), should be increased to $148 million at the midpoint, equal to 14.8 million shares at $10.00 per share. The valuation reflects an approximate 10% increase relative to the midpoint pro forma value established in the Original Appraisal. The midpoint and resulting valuation range is based on the sale of an 55.53% ownership interest to the public (before the contribution of newly-issued shares to the Foundation and the issuance of merger shares to ENB shareholders), resulting in a $148.0 million public offering at the midpoint value (versus a $135.0 million public offering at the midpoint in the Original Appraisal). The full range of value and components are discussed in greater detail in the following pages. In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Original Appraisal. These are discussed below.

          P/E APPROACH. The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base (incorporating the pro forma earnings impact resulting from the ENB merger). In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The valuation earnings base reflecting reported earnings for the Company, which includes the estimated pro forma earnings contribution from ENB (before synergies and additional one time merger integration costs), equaled $13.075 million for the 12 months ended September 30, 2003 (this is derived from the prospectus presentation of the pro forma earnings for the merged bank). Since this earnings base includes net non-recurring income, we made adjustments to develop a core earnings base for the same trailing 12 month period. Specifically, we eliminated net gains on the sale of investment securities ($2.006 million), net gains on the sale of residential mortgage loans ($1.096 million), non-recurring merger-related expenses incurred by ENB ($615,000) and one-time merger integration costs related to the NBF acquisition that have already been recognized ($4,000). As shown below, on a tax-effected basis, incorporating the Company's marginal tax rate of 40%, the

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 18


core earnings base was thus determined to equal $11.585 million for the 12 months ended September 30, 2003.

                                                                        Amount
                                                                        ------
                                                                        ($000)


          Net income (Trailing 12 months 9/30/03) (1)                   $13,075
          Less: Net gains on sale of securities                          (2,006)
          Less: Net gains on sale of loans                               (1,096)
          Add back: ENB merger-related expenses                             615
          Add back: NBF merger integration costs realized to date             4
          Add back: Net tax effect of adjustments (2)                       993
                                                                            ---
           Core earnings estimate                                       $11,585

          (1) Does not include any adjustment for additional one-time merger integration costs related to the ENB acquisition (which are estimated to approximate $720,000) and the net impact of contribution to the Foundation in the quarter following conversion.
          (2)  Reflects 40.0% marginal tax rate.

          In determining the pro forma earnings and pricing ratios, we took into account the following: (1) purchases of stock by the ESOP equivalent to 5% of the sum of the offering shares and the shares contributed to the Foundation, the funding of such ESOP purchases through a loan from the holding company and 20 year straight line amortization of the ESOP loan; (2) purchases by the stock reward plan equivalent to 4% of the sum of the offering shares and the shares contributed to the Foundation in the aftermarket at the offering price, and five year straight line vesting; (3) a reinvestment rate equivalent to the one-year Treasury bill rate at June 30, 2003 of 1.09%; (4) a marginal tax rate of 40%;
(5) estimated conversion expenses of the offering, including fixed and variable expenses, of 2.09% (at the updated midpoint value); and (6) a $5.0 million contribution to the Foundation, comprised of 80% stock ($4 million) and 20% cash ($1 million), which will be made immediately after the conversion closes, and which is a tax deductible expense.

          Based on these reported and estimated core earnings bases, and incorporating the impact of the pro forma assumptions discussed above, the Company's pro forma reported and core P/E multiples at the midpoint value equaled 23.69 times and 26.77 times, respectively. In comparison to the Peer Group average and median multiples for reported and core earnings as of October 24, 2003, the Company's corresponding pro forma earnings multiples at the midpoint of the valuation range reflect a premium in the range of 23% to 34%, as summarized below. The updated pro forma earnings multiples reflect an increase relative to the range of 22% to 30% reflected in the Original Appraisal.

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 19


                                                              Price/     Price/
                                                             Reported     Core
                                                             Earnings   Earnings
                                                             --------   --------

          Provident Midpoint                                   23.69x     26.77x

          Peer Group (At 10/24/03)
              Average                                          19.30x     20.48x
              Median                                           18.38x     20.05x

          Provident Midpoint Premium Relative to Peer Group

              Updated Appraisal as of October 24, 2003
              ----------------------------------------
                  Peer Group Average                           22.75%     30.71%
                  Peer Group Median                            28.89%     33.52%

              Original Appraisal as of August 29, 2003
              ----------------------------------------
                  Peer Group Average                           22.69%     22.44%
                  Peer Group Median                            24.67%     30.41%

          At the supermaximum of the updated valuation range, the Company's pro forma reported and core P/E multiples of 30.59 times and 34.57 times, respectively, indicate comparative premiums of 58% to 72% relative to the Peer Group. By comparison, the premiums at the supermaximum of the valuation range ranged between 57% to 67% relative to the Peer Group in the Original Appraisal.

          We believe that the increase in the earnings-based premium at the midpoint and the supermaximum of the valuation range is appropriate in view of the recent results of other conversion offerings, particularly the offerings by Bank Mutual and KNBT Bancorp and the aftermarket price performance of Bank Mutual.

          P/B APPROACH. The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, derived from the Peer Group's P/B ratio, to the Company's pro forma book value taking into account the estimated pro forma impact of the ENB acquisition. In applying the P/B approach, we considered both reported book value and tangible book value. Total intangible assets created by the acquisition of ENB have been preliminarily estimated to equal $52.0 million, which are added to the Company's existing intangible assets of $14.6 million as of September 30, 2003. Accordingly, the Company's valuation book value and estimated tangible book values are $155.3 million and $88.6 million, respectively, which incorporate the net assets of the MHC. Based on the updated midpoint valuation, the Company's pro forma P/B and P/TB ratios equal 106.83% and 139.04%, respectively. In comparison to the Peer Group average and median ratios for GAAP and tangible book value as of October 24, 2003, the Company's corresponding pro forma book value ratios at the midpoint of the updated valuation range reflect discounts in the range of 22% to 40%, as summarized below.

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 20


                                                              Price/    Price/
                                                               Book    Tangible
                                                               Value  Book Value
                                                               -----  ----------

          Provident Midpoint                                  106.83%    139.04%

          Peer Group (At 10/24/03)
             Average                                          177.25%    197.18%
             Median                                           166.29%    179.38%

          Provident Midpoint Discount Relative to Peer Group

              Updated Appraisal as of October 24, 2003
              ----------------------------------------
                  Peer Group Average                           39.73%     29.49%
                  Peer Group Median                            35.76%     22.49%


               Original Appraisal as of August 29, 2003
               ----------------------------------------
                  Peer Group Average                           40.22%     28.94%
                  Peer Group Median                            32.97%     23.99%

          At the supermaximum of the updated valuation range, the Company's pro forma GAAP and tangible book value ratios of 118.74% and 150.07%, respectively, indicate comparative discounts relative to the Peer Group, of 16% and 33%.

          P/A APPROACH. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. Further, no specific adjustments have been made for the Company's higher intangible assets. At the midpoint of the updated valuation range, the Company's value equaled 18.36% of pro forma assets. Comparatively, the Peer Group companies exhibited average and median P/A ratios of 18.03% and 16.25%, respectively, which implies respective premiums being applied to the Company's pro forma average and median P/A ratio of 1.0% and 13.0%, respectively, versus 0.6% and 10.8% at the midpoint of the valuation range in the Original Appraisal. At the supermaximum of the updated range, the Company's pro forma P/A ratio of 23.04% indicates premiums of 27.8% and 41.8% relative to the Peer Group's average and median ratios, respectively, versus 25.3% and 38.0%, respectively in the Original Appraisal.

          TRADING OF PBCP STOCK. Prior to the July 1, 2003 announcement of the Second-Step Conversion and ENB acquisition, the Company's stock closed at a price of $33.10 per share whereas the stock closed at $38.80 per share as of August 29, 2003, which was immediately before our appraisal range became subject to public disclosure. The recent trading price range has since increased from $42.50 to $44.00, marginally above the supermaximum of the Original Appraisal range. While the recent stock price range may be more meaningful today than at the time of the Original Appraisal (since the appraisal range and the pro forma impact of the merger

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 21


were not available until the Original Appraisal was prepared), the stock price today appears to be subject to speculation as it appears that the stock has been acquired in lieu of acquiring subscription rights. We will continue to evaluate the trading price during the period prior to closing and may give more weight to the stock price in the future as an indicator of market interest. At the same time, the speculation in market price prior to closing is no substitute to the fundamental valuation methodology set forth in the valuation guidelines.


Valuation Conclusion
--------------------

          Based on the foregoing, it is our opinion that, as of the date of this Update, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion - including: (1) newly-issued shares representing the MHC's ownership interest in the Company; (2) exchange shares to be issued to existing public shareholders of the Company; (3) cash and newly-issued shares contributed to the Foundation; and (4) the $73.5 million cash and stock acquisition of ENB, including the 3,677,320 merger shares issued to ENB's shareholders - was $307,316,470 at the midpoint, equal to 30,731,647 shares at a per share value of $10.00. Pursuant to the Agreement, the number of merger shares is subject to increase if the offering exceeds $181,315,000, such that ENB's shareholders' ownership ratio is preserved. Accordingly, at the supermaximum of the range (the only portion of the range which exceeds $181.3 million), the number of shares issued to ENB will equal 3,969,676. The pro forma impact of such issuance including the increased goodwill created has been factored into the pro forma financial data and pricing ratios set forth herein. The updated valuation reflects an approximate 10% increase relative to the midpoint valuation established in the Original Appraisal.

          Based on the foregoing valuation, the corresponding range of shares and values are as follows:

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 22

                         2nd Step                                       Shares
                         Offering       Exchange        Merger      Contributed to
                          Shares        Shares(1)      Shares(2)     Foundation(3)       Total
                          ------        ---------      ---------     -------------       -----
Shares
------
Supermaximum             19,573,000     15,677,348      3,969,676         400,000      39,620,024
Maximum                  17,020,000     13,632,477      3,677,320         400,000      34,729,797
Midpoint                 14,800,000     11,854,327      3,677,320         400,000      30,731,647
Minimum                  12,580,000     10,076,178      3,677,320         400,000      26,733,498
Minimum, As Adj.(4)      12,580,000     10,076,178              0         400,000      23,056,178

Market Value(5)
---------------
Supermaximum           $195,730,000   $156,773,480    $39,696,760      $4,000,000    $396,200,240
Maximum                $170,200,000   $136,324,770    $36,773,200      $4,000,000    $347,297,970
Midpoint               $148,000,000   $118,543,270    $36,773,200      $4,000,000    $307,316,470
Minimum                $125,800,000   $100,761,780    $36,773,200      $4,000,000    $267,334,980
Minimum, As Adj.       $125,800,000   $100,761,780             $0      $4,000,000    $230,561,780

(1)  Reflects an exchange ratio of 4.4323, 3.8542, 3.3514, 2.8487 and 2.8487 at the supermaximum, maximum, midpoint, minimum, and minimum as adjusted of the valuation range.
(2) Unless the offering exceeds $181.3 million, the merger exchange ratio is fixed at 241.5 shares of the Company's stock for every one ENB share.
(3) The shares contributed to the Foundation are based on a total contribution amount of $5 million, and the contribution is comprised of 20% cash and 80% stock.
(4) In the event that orders for the 12,750,000 minimum shares are not received in the offering, then, at the Company's discretion, in order to issue the minimum number of shares necessary to complete the conversion and second-step stock offering, up to 3,677,320 shares of the unsubscribed offering shares may be issued to ENB stockholders as merger consideration.
(5)  Based on a $10.00 per share offering price.


          The pro forma valuation calculations relative to the Peer Group are shown in Table 6 and are detailed in Exhibit 2 and Exhibit 3.

          Establishment of the Exchange Ratio
          -----------------------------------

          OTS regulations provide that, in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of the Company's stock as a fully converted company. The Board of Directors of the MHC has independently established a formula to determine the exchange ratio, designed to result in an offering price of $10.00 per share. The formula has been designed to preserve the current aggregate percentage ownership in the Company equal to 55.53%, before issuance of shares to the Foundation or the shareholders of ENB. Pursuant to this formula, the exchange ratio to be received by the existing public shareholders of the Company will be determined at the end of the offering, based on the

BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 23


total number of shares sold in the Subscription and Community offerings. Based upon this formula, and the valuation conclusion and offering range concluded above, the exchange ratio would be 2.8487 shares, 2.8487 shares, 3.3514 shares,
3.8542 shares and 4.4323 shares of newly issued shares of the Company's stock for each share of stock held by the public shareholders at the minimum as adjusted, minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.


                                             Respectfully submitted,

                                             RP(R)FINANCIAL, LC.




                                             Ronald S. Riggins
                                             President and Managing Director




                                             James P. Hennessey
                                             Senior Vice President


BOARD OF DIRECTORS
NOVEMBER 3, 2003
PAGE 24

                                                               Table 6
                                                        Public Market Pricing
                                             Provident Bancorp, Inc. and the Comparables
                                                       As of October 24, 2003


                                               Market        Per Share Data
                                           Capitalization  ------------------
                                          ---------------    Core     Book                  Pricing Ratios(3)
                                           Price/  Market  12 Month   Value/   ---------------------------------------
                                          Share(1)  Value    EPS(2)   Share    P/E     P/B      P/A     P/TB    P/Core
                                          --------  -----    ------   -----    ---     ---      ---     ----    ------
                                            ($)     ($Mil)     ($)     ($)     (x)     (%)      (%)     (%)      (x)
Provident Bancorp, Inc.
-----------------------
  Superrange                               $10.00  $396.20    0.29    $8.42   30.59   118.74   23.04   150.07    34.57
  Range Maximum                             10.00   347.30    0.33     8.86   26.80   112.89   20.51   144.09    30.28
  Range Midpoint                            10.00   307.32    0.37     9.36   23.69   106.83   18.36   139.04    26.77
  Range Minimum                             10.00   267.33    0.43    10.01   20.60    99.87   16.17   132.98    23.27
  Minimum, as Adjusted                      10.00   230.56    0.49    10.03   18.10    99.70   14.26   140.04    20.49

All Public Companies(7)
-----------------------
  Averages                                  23.31   376.91    1.01    15.23   17.32   155.88   16.56   167.21    19.79
  Medians                                     ---      ---     ---      ---   15.77   146.53   14.69   154.44    18.58

All Non-MHC State of NY(7)
--------------------------
  Averages                                  24.95  1215.79    1.27    13.57   16.68   173.69   20.51   199.57    18.85
  Medians                                     ---      ---     ---      ---   15.10   182.10   19.08   208.13    17.44

Comparable Group Averages
-------------------------
  Averages                                 $23.07  $415.75   $1.19   $13.35   19.30   177.25   18.03   197.18    20.48
  Medians                                     ---      ---     ---      ---   18.38   166.29   16.25   179.38    20.05


State of NY
-----------
AF     Astoria Financial Corp. of NY        33.78  2690.64    2.58    18.55   11.98   182.10   12.08   208.13    13.09
ALFC   Atlantic Liberty Fincl of NY         19.99    34.20    0.65    14.92   30.75   133.98   24.58   133.98    30.75
CNY    Carver Bancorp, Inc. of NY           20.30    46.37    1.68    17.14   12.08   118.44    9.00   118.78    12.08
DCOM   Dime Community Bancshars of NY       26.37   667.69    1.92    10.83   13.45   243.49   21.09   307.34    13.73
ESBK   Elmira Svgs Bank, FSB of NY          29.02    30.06    1.68    20.97   12.45   138.39   10.64   142.46    17.27
FNFG   First Niagara Financial of NY        14.18  1004.04    0.50    10.15   30.17   139.70   28.19   164.50    28.36
FFIC   Flushing Fin. Corp. of NY            22.99   293.05    1.56    11.23   14.64   204.72   15.79   210.53    14.74
GPT    GreenPoint Fin. Corp. of NY          29.37  3947.45    1.46    14.28    7.67   205.67   17.41   258.99    20.12
HRBT   Hudson River Bancorp Inc of NY       31.95   484.17    1.92    17.45   16.64   183.09   19.08   250.39    16.64
ICBC   Independence Comm Bnk Cp of NY       35.93  1950.17    2.36    17.25   15.10   208.29   21.64   259.80    15.22
NYB    New York Community Bcrp of NY        34.29  4719.74    1.76     9.63   17.86       NM   38.09       NM    19.48
RSLN   Roslyn Bancorp, Inc. of NY (7)       25.66  1945.72    1.88     7.09   13.03       NM   18.00       NM    13.65
SFFS   Sound Fed Bancorp Inc of NY          15.31   202.81    0.61    10.55   25.10   145.12   24.27   161.16    25.10
SIB    Staten Island Bancorp of NY          19.10  1122.24   -1.91    10.53    9.27   181.39   15.76   198.96       NM
TRYF   Troy Financial Corp of Troy NY (7)   35.16   326.07    1.43    16.67   23.92   210.92   26.13   264.16    24.59
TRST   TrustCo Bank Corp of NY              12.25   910.96    0.62     3.15   17.01       NM   33.95       NM    19.76
WSBI   Warwick Community Bncrp of NY        29.40   133.30    1.67    16.94   15.98   173.55   16.10   179.38    17.60


Comparable Group
----------------
ESBF   ESB Financial Corp. of PA            15.14   159.11    0.75     9.64   18.69   157.05   11.86   169.92    20.19
FNFG   First Niagara Financial of NY        14.18  1004.04    0.50    10.15   30.17   139.70   28.19   164.50    28.36
FSLA   First Sentinel Bancorp of NJ         17.64   487.76    0.88     7.84   18.38   225.00   21.48   229.39    20.05
FFIC   Flushing Fin. Corp. of NY            22.99   293.05    1.56    11.23   14.64   204.72   15.79   210.53    14.74
HRBT   Hudson River Bancorp Inc of NY       31.95   484.17    1.92    17.45   16.64   183.09   19.08   250.39    16.64
MASB   MassBank Corp. of Reading MA         37.50   163.88    1.95    25.20   19.53   148.81   16.25   150.30    19.23
OCFC   OceanFirst Fin. Corp of NJ           25.45   341.49    1.09    10.05   16.97   253.23   19.39   256.29    23.35
SCFS   Seacoast Fin Serv Corp of MA         23.35   601.01    1.16    15.25   20.85   153.11   13.42   223.44    20.13
SFFS   Sound Fed Bancorp Inc of NY          15.31   202.81    0.61    10.55   25.10   145.12   24.27   161.16    25.10
WSBI   Warwick Community Bncrp of NY        29.40   133.30    1.67    16.94   15.98   173.55   16.10   179.38    17.60
WYPT   Waypoint Financial Corp of PA        20.87   702.61    1.05    12.55   15.35   166.29   12.46   173.63    19.88

(CONTINUED)

                                               Dividends(4)                   Financial Characteristics(6)
                                         -----------------------   ------------------------------------------------
                                                                                             Reported     Core
                                         Amount/        Payout     Total   Equity  NPAs/    -----------------------     Memo
                                          Share  Yield  Ratio(5)   Assets  Assets  Assets   ROA    ROE   ROA    ROE   Offering
                                          -----  -----  --------   ------  ------  ------   ---    ---   ---    ---   --------
                                           ($)    (%)     (%)      ($Mil)    (%)     (%)    (%)    (%)   (%)    (%)    ($Mil)
Provident Bancorp, Inc.
-----------------------
  Superrange                              0.14    1.35    41.41    1,720    19.40   0.28    0.75   3.88  0.67   3.43   195.7   4.432
  Range Maximum                           0.16    1.56    41.71    1,694    18.17   0.29    0.77   4.21  0.68   3.73   170.2   3.854
  Range Midpoint                          0.18    1.79    42.42    1,674    17.19   0.29    0.77   4.51  0.69   3.99   148.0   3.351
  Range Minimum                           0.21    2.11    43.38    1,654    16.19   0.29    0.78   4.85  0.69   4.29   125.8   2.849
  Minimum, as Adjusted                    0.21    2.11    38.11    1,617   14.30    0.30    0.79   5.51  0.70   4.87   125.8   2.849

All Public Companies(7)
-----------------------
  Averages                                0.47    2.12    36.48    2,379    10.59   0.75     0.9   9.41  0.68   6.71
  Medians                                  ---     ---      ---      ---      ---    ---     ---    ---   ---    ---

All Non-MHC State of NY(7)
--------------------------
  Averages                                0.57    2.30    37.46    5,992    10.68   0.31    1.38  14.48  1.00  10.08
  Medians                                  ---     ---      ---      ---      ---    ---     ---    ---   ---    ---

Comparable Group Averages
-------------------------
  Averages                                0.51    2.20    44.99   $2,374    10.57   0.26    0.99  10.39  0.93   9.65
  Medians                                  ---     ---      ---      ---      ---    ---     ---    ---   ---    ---


State of NY
-----------
AF     Astoria Financial Corp. of NY      0.88    2.61    34.11   22,283     6.63   0.15    1.02  14.88  0.93  13.61
ALFC   Atlantic Liberty Fincl of NY       0.20    1.00    30.77      139    18.35     NA     0.8   4.36  0.80   4.36
CNY    Carver Bancorp, Inc. of NY         0.20    0.99    11.90      515      7.6   0.56    0.79  10.29  0.79  10.29
DCOM   Dime Community Bancshars of NY     0.68    2.58    35.42    3,166     8.66   0.03    1.66  18.79  1.63  18.41
ESBK   Elmira Svgs Bank, FSB of NY        0.76    2.62    45.24      282     7.69   0.63    0.85  11.42  0.62   8.24
FNFG   First Niagara Financial of NY      0.24    1.69    48.00    3,562    20.18   0.36    1.05   7.34  1.12   7.81
FFIC   Flushing Fin. Corp. of NY          0.44    1.91    28.21    1,856     7.71   0.09    1.19  14.91  1.18  14.81
GPT    GreenPoint Fin. Corp. of NY        0.96    3.27    65.75   22,677     8.46     NA    2.35  27.07  0.90  10.32
HRBT   Hudson River Bancorp Inc of NY     0.60    1.88    31.25    2,538    10.42   0.83    1.17  11.58  1.17  11.58
ICBC   Independence Comm Bnk Cp of NY     0.68    1.89    28.81    9,012    10.39     NA    1.57  14.03  1.56  13.92
NYB    New York Community Bcrp of NY      0.92    2.68    52.27   12,391     10.7    0.1    2.36  20.51  2.16  18.80
RSLN   Roslyn Bancorp, Inc. of NY (7)     0.62    2.42    32.98   10,809     4.97   0.22     1.4   26.2  1.34  25.00
SFFS   Sound Fed Bancorp Inc of NY        0.24    1.57    39.34      836    16.72   0.11    1.08   8.48  1.08   8.48
SIB    Staten Island Bancorp of NY        0.56    2.93       NM    7,120     8.69   0.44    1.77   20.1 -1.64 -18.63
TRYF   Troy Financial Corp of Troy NY (7) 0.64    1.82    44.76    1,248    12.39   0.23    1.12   8.67  1.09   8.44
TRST   TrustCo Bank Corp of NY            0.60    4.90       NM    2,683     8.73   0.13    1.98  22.93  1.71  19.75
WSBI   Warwick Community Bncrp of NY      0.60    2.04    35.93      828     9.28   0.29    1.04  10.44  0.94   9.47


Comparable Group
----------------
ESBF   ESB Financial Corp. of PA          0.40    2.64    53.33    1,342     7.55   0.24    0.64   8.82  0.60   8.17
FNFG   First Niagara Financial of NY      0.24    1.69    48.00    3,562    20.18   0.36    1.05   7.34  1.12   7.81
FSLA   First Sentinel Bancorp of NJ       0.42    2.38    47.73    2,271     9.55   0.04    1.17  11.94  1.07  10.95
FFIC   Flushing Fin. Corp. of NY          0.44    1.91    28.21    1,856     7.71   0.09    1.19  14.91  1.18  14.81
HRBT   Hudson River Bancorp Inc of NY     0.60    1.88    31.25    2,538    10.42   0.83    1.17  11.58  1.17  11.58
MASB   MassBank Corp. of Reading MA       0.92    2.45    47.18    1,009    10.92   0.04    0.83   7.28  0.85   7.40
OCFC   OceanFirst Fin. Corp of NJ         0.80    3.14    73.39    1,761     7.66   0.15    1.16  14.63  0.84  10.63
SCFS   Seacoast Fin Serv Corp of MA       0.52    2.23    44.83    4,477     8.77   0.38    0.75    8.7  0.77   9.01
SFFS   Sound Fed Bancorp Inc of NY        0.24    1.57    39.34      836    16.72   0.11    1.08   8.48  1.08   8.48
WSBI   Warwick Community Bncrp of NY      0.60    2.04    35.93      828     9.28   0.29    1.04  10.44  0.94   9.47
WYPT   Waypoint Financial Corp of PA      0.48    2.30    45.71    5,639     7.49   0.36    0.82  10.18  0.63   7.86


(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items (including the
    SAIF assessment) on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2003 by RP Financial, LC.
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